09046063

paragon

The Paragon Group of Companies PLC
St Catherine's Court Herbert Road
Solihull West Midlands B91 3QE
Tel 0121 712 2323 Fax 0121 711 1330
http://www.paragon-group.co.uk

SUPPL

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U S A

SEC
Mail Processing
Section

MAY 12 2009

Washington, DC
105

05 May 2009

Dear Ladies and Gentlemen

RE: Paragon Group of Companies PLC / SEC File No. 82-34991 Rule 12g3-2(b) Submission

This letter supplements our prior correspondence with respect to The Paragon Group of Companies PLC, a public limited company incorporated under the laws of England and Wales (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of each of the documents listed on the enclosed covering schedules. These cover the relevant documents produced during the period 1st – 30th April 2009.

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

John G Gemmell
Group Company Secretary

Enc

finance for people

Registered in England no 2336032
Registered Office St Catherine's Court Herbert Road
Solihull West Midlands B91 3QE

Paragon Group is an appointed representative of Mortgage Trust Services PLC which is authorised and regulated by the Financial Services Authority

THE PARAGON GROUP OF COMPANIES PLC

Key:

"CA" means the Companies Act 1985 of Great Britain.

"CA 2006" means the Companies Act 2006 of Great Britain

"DR" means the disclosure rules made by the FSA as competent authority under Part IV of the FSMA.

"LR" means the listing rules made by the FSA as competent authority under Part IV of the FSMA; on the implementation of the EU Prospectus Directive in the UK on 1 July, 2005 these listing rules were significantly amended.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules made by the FSA as competent authority under Part IV of the FSMA.

"DTR" means the Disclosure and Transparency Rules made by the FSA as competent authority under Part IV of the FSMA.

"CCTM" means the City Code on Takeovers and Mergers, issued by The Panel on Takeovers and Mergers, the designated supervisory authority pursuant to the Directive on Takeover Bids (2004/25/EC).

Document		Date Distributed	Required Distribution Date	Source of Requirement
1.	Regulatory Announcement – Holding(s) in Company	08 April 2009	08 April 2009	DTR5.8.12
2.	Regulatory Announcement - Holding(s) in Company	16 April 2009	16 April 2009	DTR5.8.12
3.	Blocklisting Interim Review	17 April 2009	17 April 2009	LR3.5.6
4.	Regulatory Announcement – Holding(s) in Company	17 April 2009	17 April 2009	DTR5.8.12

Regulatory Announcement

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Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	11:49 08-Apr-09
Number	3540Q11

RNS Number : 3540Q
Paragon Group Of Companies PLC
08 April 2009

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**The Paragon Group of Companies PLC**

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	**No**
An event changing the breakdown of voting rights	**No**
Other (please specify):______________	**No**

3. Full name of person(s) subject to notification obligation:	**Oppenheimer Funds Inc (OFI)**
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	**06 April 2009**
6. Date on which issuer notified:	**07 April 2009**
7. Threshold(s) that is/are crossed or reached:	**5% (fell below integer threshold)**

8: Notified Details							
A: Voting rights attached to shares							
Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of shares	**Number of voting rights**	**Number of shares**	**Number of voting rights**		**Percentage of voting rights**	
				Direct	**Indirect**	**Direct**	**Indirect**
GB0006140361	15,012,156	5.029%	13,306,523		13,306,523		4.46%

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ conversion period/date**	**No. of voting rights that may be acquired (if the instrument exercised/converted)**	**Percentage of voting rights**

Total (A+B)	
Number of voting rights	Percentage of voting rights
13,306,523	4.46%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Oppenheimer Funds, Inc. owns, as of 04/06/09, 13,306,523 shares equal to 4.46% of the shares outstanding (298,490,705).

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	**Massachusetts Mutual Life Insurance Company is the parent company of Oppenheimer Funds, Inc.**
14 Contact name:	**John G Gemmell**
15. Contact telephone number:	**0121 712 2075**

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

Free annual report

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	14:40 16-Apr-09
Number	6971Q14

RNS Number : 6971Q
Paragon Group Of Companies PLC
16 April 2009

TR-1: Notifications of Major Interests in Shares	
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	The Paragon Group of Companies PLC

2. **Reason for notification** (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify):______________	No

3. Full name of person(s) subject to notification obligation:	Standard Life Investments Limited
4. Full name of shareholder(s) (if different from 3):	Vidacos Nominees
5. Date of transaction (and date on which the threshold is crossed or reached if different):	14 April 2009
6. Date on which issuer notified:	15 April 2009
7. Threshold(s) that is/are crossed or reached:	7%

8: Notified Details							
A: Voting rights attached to shares							
Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of shares	**Number of voting rights**	**Number of shares**	**Number of voting rights**		**Percentage of voting rights**	
				Direct	**Indirect**	**Direct**	**Indirect**
GB00B2NGPM57	22,457,341	22,457,341	20,650,247	10,905,631	9,744,616	3.654%	3.265%

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ conversion period/date**	**No. of voting rights that may be acquired (if the instrument exercised/converted)**	**Percentage of voting rights**

Total (A+B)	
Number of voting rights	Percentage of voting rights
20,650,247	6.918%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Standard Life Investments Limited

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	John G. Gemmell
15. Contact telephone number:	0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Blocklisting Interim Review
Released	15:07 17-Apr-09
Number	7764Q15

RNS Number : 7764Q
Paragon Group Of Companies PLC
17 April 2009

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company
THE PARAGON GROUP OF COMPANIES PLC
....

2. Name of scheme
EXECUTIVE SHARE OPTION SCHEME
....

3. Period of return:
From 17/10/2008 .... To 16/04/2009
....

4. Number and class of share(s) (amount of stock / debt security) not issued under scheme
79,500 ORDINARY SHARES OF £1 EACH

....

5. Number of shares issued / allotted under scheme during period:
0

....

6. Balance under scheme not yet issued / allotted at end of period
79,500 ORDINARY SHARES OF £1 EACH

....

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;
2,753,000 ORDINARY SHARES OF 10P EACH
ON 19/03/2002. THE COMPANY'S SHARES WERE
CONSOLIDATED ON A 1 FOR 10 BASIS
ON 28/01/2008.

....

Please confirm total number of shares in issue at the end of the period in order for us to update our records
299,159,605 GROSS
298,490,705 NET OF SHARES HELD IN TREASURY

....

Contact for queries

Name JOHN GEMMELL

....

Address ST CATHERINE'S COURT
HERBERT ROAD
SOLIHULL
WEST MIDLANDS
B91 3QE

....

Telephone 0121 712 2075

....

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	16:33 17-Apr-09
Number	7864Q16

RNS Number : 7864Q
Paragon Group Of Companies PLC
17 April 2009

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	The Paragon Group of Companies PLC

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	

3. Full name of person(s) subject to notification obligation:	Norges Bank
4. Full name of shareholder(s) (if different from 3):	N/A
5. Date of transaction (and date on which the threshold is crossed or reached if different):	14 April 2009
6. Date on which issuer notified:	16 April 2009
7. Threshold(s) that is/are crossed or reached:	3%

8: Notified Details							Acquisition of shares increasing holding above the 3% threshold
A: Voting rights attached to shares							
Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of shares	**Number of voting rights**	**Number of shares**	**Number of voting rights**		**Percentage of voting rights**	
				Direct	**Indirect**	**Direct**	**Indirect**
GB00B2NGPM57	8,325,848		8,990,686	8,990,686		3.01%	

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial	**Expiration date**	**Exercise/ conversion**	**No. of voting rights that may be**	**Percentage of voting rights**

instrument		period/date	acquired (if the instrument exercised/converted)	
N/A	N/A	N/A	N/A	N/A

Total (A+B)	
Number of voting rights	Percentage of voting rights
8,990,686	3.01%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
N/A

Proxy Voting:	
10. Name of proxy holder:	Norges Bank
11. Number of voting rights proxy	N/A

holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	None
14 Contact name:	John G. Gemmell
15. Contact telephone number:	0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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